press release

ArcelorMittal announces the publication of sell-side analysts’ consensus figures for second quarter 2014

Luxembourg, July 22, 2014 - ArcelorMittal today announces the publication of sell-side analysts’ consensus forecasts for ArcelorMittal’s second quarter 2014 Ebitda. The consensus figures are based on sell-side analysts’ estimates recorded on an external web-based tool provided and managed by an independent company called Vuma Financial Services Limited (trade name: Vuma Consensus). The consensus figures together with the full list of sell-side analysts who submitted their forecasts are available on http://corporate.arcelormittal.com

View consensus figures:

http://corporate.arcelormittal.com/news-and-media/press-releases/2014/jul/22-07-2014?lang=english

ArcelorMittal does not express any opinion as to the accuracy or relevance of this consensus or any component thereof. Any use of or reliance on this data is purely at the risk of the user.